UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                 AMENDMENT NO. 2

                            NOONEY REALY TRUST, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    655379105
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                William J. Carden
                                    Suite 450
                                 5850 San Felipe
                              Houston, Texas 77057
                                 (713) 706-6200
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 31, 1998
 -----------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [  ].

                         (Continued on following pages)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, See the Notes).

CUSIP NO. 655379105                   13D                      Page 2 of 7 Pages
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1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William J. Carden
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |X|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                10,000
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER              69,150
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER           10,000
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          79,150
--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.0%**
--------------------------------------------------------------------------------
14)       Type of Reporting Person*

          IN
--------------------------------------------------------------------------------

*         See Instructions.
** Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 876,624 shares of the common stock of Nooney Realty Trust, Inc. (the "Shares") outstanding, which is the sum of the 866,624 Shares issued and outstanding (based on the registrant's Form 10-Q for the period ended September 30, 1998) plus 10,000 Shares issuable upon exercise of certain options to purchase Shares that vest on March 1, 1999.

CUSIP NO. 655379105                   13D                      Page 3 of 7 Pages
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1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          No.-So., Inc.
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |X|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                None
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER              69,150
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER           None
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          69,150
--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.0%
--------------------------------------------------------------------------------
14)       Type of Reporting Person*

          CO
--------------------------------------------------------------------------------

*        See Instructions.

CUSIP NO. 655379105                   13D                      Page 4 of 7 Pages
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1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kissimee Square Associates, Ltd.
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |X|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                None
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER              69,150
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER           None
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          69,150
--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.0%
--------------------------------------------------------------------------------
14)       Type of Reporting Person*

          PN
--------------------------------------------------------------------------------

*        See Instructions.

CUSIP NO. 655379105                   13D                      Page 5 of 7 Pages
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Introduction


     This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the common stock, par value $1.00 per share (the "Shares") of Nooney Realty Trust, Inc. ("Issuer"). The address of the principal executive offices of the Issuer is 500 North Broadway, St. Louis, Missouri 63102. This Amendment No. 2 further amends the Schedule 13D filed by William J. Carden, a United States citizen ("Carden"), Kissimee Square Associates, Ltd., a Texas limited partnership ("Kissimee"), and No.-So., Inc., a Texas corporation ("No.-So." and together with Carden and Kissimee each a "Reporting Person" and collectively "Reporting Persons") on June 29, 1998, as amended by Amendment No. 1 to Schedule 13D filed on July 2, 1998.


     Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the original Schedule 13D filed on June 29, 1998, as amended by Amendment No. 1 to Schedule 13D filed on July 2, 1998.



Item 4.  Purpose of Transaction


     The purpose of the Reporting Persons' acquisition of the 69,150 Shares reported in Item 5 is for investment purposes and to increase their voting power as shareholders of the Issuer. By increasing their voting power, the Reporting Persons will be able to exert greater influence over matters that require shareholder approval, such as the election of directors of the Issuer. Carden currently is a Director, Chairman of the Board, and Chief Executive Officer of the Issuer.


     On December 10, 1997, at a Special Board meeting, all of the Independent Directors voted unanimously to change the governance and management of the Issuer to that of an internally self-managed Trust. As a result, the officers and directors of the Issuer are now responsible for the day to day management of the Issuer.



     There is currently one lawsuit involving the Issuer, which was initiated by the Issuer. The lawsuit involves a dispute over the validity of certain Shares. For information about the ongoing litigation, see the Issuer's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.



     From time to time and in compliance with the federal securities laws, the Reporting Persons may either sell the Shares that they own or seek to acquire additional Shares, subject to the 9.8 percent ownership limitation imposed by the by-laws of the Issuer.


     Except as described in this Statement, at this time, the Reporting Persons do not have any specific plans or proposals which would relate to, or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.



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CUSIP NO. 655379105                   13D                      Page 6 of 7 Pages
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     The Reporting  Persons  reserve the right to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


     As previously reported in the Schedule 13D, Carden is a Director, Chairman of the Board and Chief Executive Officer of the Issuer. Carden entered into a Nonqualified Stock Option Agreement (the "Option Agreement") dated as of March 1, 1998 by and between Carden and the Issuer pursuant to which the Issuer granted Carden an option to purchase all or any part of 50,000 Shares at the purchase price of $10.00 per Share. The right to exercise such option is restricted so that no Shares may be purchased during the first year of the term of the option, unless certain events specified in the Option Agreement occur during such year or thereafter, which events would cause an immediate acceleration of the option so that all of the Shares granted pursuant to the option could be immediately purchased by Carden. These acceleration events include the termination of Carden's employment other than for cause during the term of the option or the sale of all or substantially all of the assets of the Issuer during the term of the option. After the end of the first year of the option, the option becomes exercisable as follows: at any time during the term of the option after the end of the first year from March 1, 1998, Carden may purchase up to 20% of the total number of Shares to which the option relates; that at any time during the term of the option after the end of the second year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which the option relates; and that at any time after the end of the third year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which the option relates; that at any time during the term of the option after the end of the fourth year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which this option relates; and that at any time after the end of the fifth year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which the option relates; so that upon the expiration of the fifth year from March 1, 1998 and thereafter during the term of the Option Agreement, Carden will have become entitled to purchase the entire number of Shares to which the option relates. Carden may exercise each portion of the option for a period of five (5) years after each such portion becomes exercisable as set forth in the Option Agreement. The purchase price of the Shares subject to the option may be paid for (i) in cash, (ii) in the discretion of the Board of Directors, by tender of Shares already owned by Carden, or (iii) in the discretion of the Board of Directors, by a combination of the foregoing methods of payment.


     As of May 28, 1998, the Issuer and Carden entered into Amendment No. 1 to Nonqualified Stock Option Agreement pursuant to which the parties agreed to amend the option granted pursuant to the Option Agreement so as to provide that neither the existence of such option or the exercise of such option with respect to any given Share shall be permitted if it were to violate the Bylaws of the Company.


     For purposes of Rule 13d-3(d)(1)(i) of the Act, Carden is deemed to be the beneficial owner of the Shares receivable upon exercise of the options granted to him under the Option Agreement, as amended, on the date 60 days prior to the date he has the right to exercise the options. Under the terms of the Option Agreement, Carden will be able to exercise options to purchase up to 10,000
Shares on March 1, 1999. As a result, Carden, for purposes of Rule 13d-3(d)(1)(i), was deemed to beneficially own 10,000 additional Shares on December 31, 1998, which was the date 60 days prior to March 1, 1999.

CUSIP NO. 655379105                   13D                      Page 7 of 7 Pages
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                                   SIGNATURES


     The undersigned hereby agrees that this statement is filed on behalf of each of the Reporting Person.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 20, 1999

                                    KISSIMEE   SQUARE   ASSOCIATES,   LTD.,
                                    a  Texas   limited partnership


                                    By:  NO.-SO., INC., a Texas corporation

                                         By:  /s/ William J. Carden
                                              ----------------------------------
                                              William J.  Carden
                                         Its: President

                                    NO.-SO., INC., a Texas corporation

                                    By:  /s/ William J. Carden
                                         ---------------------------------------
                                         William J.  Carden
                                         Its: President

                                     /s/ William J. Carden
                                    --------------------------------------------
                                    William J.  Carden